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Women-owned
Little Red Hen: Scratch Bakery + Kitchen

Bakery

143 N F Street
Salida, CO 81201
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Little Red Hen: Scratch Bakery + Kitchen is seeking investment to expand into our new location in Salida, CO.
Executive Summary

The Little Red Hen: Scratch Bakery + Kitchen, will be a community-driven bakery and quick service daytime café with full dinner service Thursday through Sunday. In our current form as Little Red Hen Bakery, we primarily function as a retail bakery specializing in fresh fare made from scratch. In the expansion outlined here, we will continue to expand our quick serve offerings and wholesale bakery sector and add a liquor license and full dinner four nights a week.

As Little Red Hen Bakery, we have outgrown our location and lack the ability to expand into new sources of revenue. Limitations include lack of indoor seating for customers, inability to toast/heat items or offer made-to-order menu items, and limited cold storage for production. The location we have secured for our expansion, 143 North F Street, formerly the Victoria Tavern, is in the highest trafficked area in town. This location offers us ample indoor seating and allows us to maximize efficiency in the bakery and proposed kitchen. In this location, we will be able to greatly expand our Wholesale and Catering sectors and offer a menu with higher prices that reflect the quality added. We will also add revenue streams like alcoholic beverages and dinner service on certain days. The various sectors of the business—Retail Bakery/Daytime Quick Service Café, Wholesale Bakery, farm-to-table Dinner Service Restaurant, and Event Catering—are designed to work together to increase sales, maximize efficiency and minimize waste.

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OUR VISION

At Little Red Hen Scratch Bakery + Kitchen, we plan to provide the community we love with fast, healthy food and a connection to the farmers that supply us. In our new location, the historic Victoria Tavern building, our new vision will expand our bakery to include a Quick-service Cafe and Grab & Go Market while offering:

Wholesale Bakery (7 days/week)
Retail Bakery/Quick Service Café (7 days/week)
Dinner Service (4 days/week)
Event Catering
Farmers Markets - Baking and cooking classes - Cookbook - Locavore Market
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LITTLE RED HEN WILL...
Serve fresh, scratch-made bread and baked goods from organic and locally sourced ingredients.
Serve fast, healthy breakfast and lunch, including convenient Grab & Go options.
Provide local restaurants, markets, and coffee shops with fresh, healthy baked goods at wholesale prices.
Function as a family-friendly community hub, a place to connect with locals, tourists, and our farmers/producers.
THE TEAM
Emily Walker

Owner/General Manager

Emily began working at Little Red Hen Bakery in 2016, working for three years before becoming owner in March 2019. She comes from a background of restaurant management, with 16 years in the industry. As owner, Emily continually rotates through shifts to stay up-to-date on operations and to ensure that she can make every product when needed. Her primary responsibilities are ensuring quality control, ensuring that the divisions of the bakery/café work together efficiently, food and labor cost management, and running the back office. Office responsibilities including hiring/scheduling, ordering, performance reviews, staying up-to-date on messages across platforms—email, social media, phone and other—keeping documents and recipes up-to-date, advertising, responding to online reviews, and liaising with the accountants about bill pay/invoicing, payroll and other matters. She is also the face of the bakery outside the premises, working farmers markets and events. She is trained on all bread and pastry recipes and assists with baking as needed.

Nathan Yanko
Owner/Bakery Manager

Nathan is a trained bread and pastry baker, certified at the Culinary Institute of America in Hyde Park, NY. He worked for nine years at the renowned Tartine bakery in San Francisco before starting his own successful bakery and café, MH Bread & Butter in San Anselmo, CA, which he operated for eight years with his wife Devon before selling the business and moving to Salida in 2021. Nathan's responsibilities include baking bread, hiring/overseeing the team of bread bakers and ensuring a high-quality, accurate and on-time execution of all bread production. He conducts performance reviews with his team at regular intervals and works to maintain a positive, supportive work environment to reduce employee turnover. He is responsible for ensuring that the pastry team is upholding health and safety regulations at all times. Nathan works with the management team to build wholesale business, reaching out and following up with new and existing clients.

Devon Yanko
Owner/Operations Manager

Devon worked with her husband, Nathan, running MH Bread & Butter in San Anselmo, CA, which operated for eight years before it was sold in October 2021. Devon's responsibilities will include employee intake, human resources, and running the back office, including managing the POS, invoicing and bill pay.

Amy Hegwood
Front-of-House Manager

Amy has worked at Little Red Hen since 2021. Her background is in education, and she worked as the Vice Principal of Brown International Academy in Denver before coming to the bakery. As General Manager, she uses her exceptional people and mediation skills to ensure that operations are running smoothly and our work culture remains positive, supportive and customer service remains high. She manages the labor cost of the FOH staff staff and upholds health and safety regulations at all times. Amy works with the other Front-of-House manager to oversee customer service, and works with the owners to ensure job expectations are clear. Amy's responsibilities generally include whatever needs to be done to ensure smooth operations—customer service, answering the phone, taking to go orders, ordering, and keeping documents and recipes up-to-date. She is in charge of hiring and performance reviews for the front of house, and is also trained on many recipes. With catering clients, Amy works with the owner to communicate with clients and find what works best for them to ensure an accurate, on time, and high-quality execution. She also follows up with the client afterwards to make sure they were happy with their service.

Taylor Haynes
Front-of-House Manager

Taylor is has 15 years in management and has been with the bakery since 2021. It is his responsibility to ensure that each customer leaves feeling taken care of and to report back feedback from customers and employees on how we can improve. He assists the Owner/GM with performance reviews and works to maintain a positive, supportive work environment to reduce employee turnover.

Sheridan Plummer
Head Baker

Sheridan has been with Little Red Hen Bakery since 2020 and risen to excellence among the bakers because of her attention to detail and understanding of how all working parts fit together to ensure the highest quality product. She has over a year of experience baking bread in the wood-fired hearth oven, including cross-training others, and has worked with the owner to develop the pie and flaky pastry program, introducing new items to the menu like croissants. Before Little Red Hen, she sold bread via her Instagram channel, @banyanbreads. In her role as Head Baker, Sheridan works with the owners to oversee pastry production, manage food and labor costs for her kitchen staff, and uphold health and safety regulations at all times. Her primary responsibilities include baking, hiring/overseeing the pastry team, and ensuring a high-quality, accurate and on-time execution of all pastry production. She conducts performance reviews with her team at regular intervals and works to maintain a positive, supportive work environment to reduce employee turnover. Sheridan is cross-trained in all bread and Pastry recipes, and works with the management team to ensure smooth operations.

Miguel Sotelo

Executive Chef

Miguel has 15 years in the food service industry, including two Executive Chef positions. His responsibilities include making high-quality, fresh fare for breakfast and lunch, ensuing quality control across shifts in the kitchen, managing food and labor costs for her kitchen staff, and upholding health and safety regulations at all times. Miguel works with the owner to ensure efficient operations and a positive, supportive work environment to reduce employee turnover.

PRESS
Small Salida bakery is a destination for delicious homemade bread, bagels and treats

The Little Red Hen Bakery in Salida is a popular stop for locals and tourists, but it's not a given to get your fix on the bakery's popular items.

CRAVING COLORADO | Little Red Hen Bakery

Little Red Hen bakery in Salida, Colorado offers a rotating menu of freshly baked breads, bagels, and pastries. Everything is made from scratch, down to milling their own flour, and

LITTLE RED HEN - PITCH DECK
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Furniture, Fixtures, & Equipment $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,233,750	$1,370,833	$1,466,791	$1,540,131	$1,586,334
Cost of Goods Sold	$384,108	$430,990	$456,660	$479,493	$493,877
Gross Profit	$849,642	$939,843	$1,010,131	$1,060,638	$1,092,457

EXPENSES

Rent	$103,404	$105,989	$108,638	$111,353	$114,136
Owners Salary	$180,000	$184,500	$189,112	$193,839	$198,684
Payroll Taxes	$46,800	$47,970	$49,169	$50,398	$51,657
Employee Wages	$180,000	$184,500	$189,112	$193,839	$198,684
Workers Comp	$4,800	$4,920	$5,043	$5,169	$5,298
Repairs & Maintenance	$18,500	$18,962	$19,436	$19,921	$20,419
Ads & Promotion	$7,716	$7,908	$8,105	$8,307	$8,514
Office Expense	$1,200	$1,230	$1,260	$1,291	$1,323
Accounting & Legal	$23,076	$23,652	$24,243	$24,849	$25,470
Telephone	$4,800	$4,920	$5,043	$5,169	$5,298
Utilities	$8,640	$8,856	$9,077	$9,303	$9,535
Insurance	$7,488	$7,675	$7,866	$8,062	$8,263
Laundry/Linens	$1,800	$1,845	$1,891	$1,938	$1,986
License & Permits	$4,104	$4,206	$4,311	$4,418	$4,528
POS	$3,828	$3,923	$4,021	$4,121	$4,224
Bank/CC Charges	$37,013	$37,938	$38,886	$39,858	$40,854
Supplies	$37,013	$37,938	$38,886	$39,858	$40,854
Operating Profit	$179,460	$252,911	$306,032	$338,945	$352,730

This information is provided by Little Red Hen: Scratch Bakery + Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Pitch Deck.pdf
The Hen - Business Plan.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0

Investors 0
Investment Round Ends December 2nd, 2022
Summary of Terms
Legal Business Name The Hen LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 1%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2028
Financial Condition

The Hen: Scratch Bakery + Kitchen, proposed here, is a community-driven bakery and quick service daytime café with full dinner service Thursday through Sunday. In our current form as Little Red Hen Bakery, we primarily function as a retail bakery specializing in fresh fare made from scratch. In the expansion outlined here, we will continue to expand our quick serve offerings and wholesale bakery sector and add a liquor license and full dinner four nights a week.

As Little Red Hen Bakery, we have outgrown our location and lack the ability to expand into new sources of revenue. Limitations include lack of indoor seating for customers, inability to toast/heat items or offer made-to-order menu items, and limited cold storage for production. The location we have secured for our expansion, 143 North F Street, formerly the Victoria Tavern, is in the highest trafficked area in town. This location offers us ample indoor seating and allows us to maximize efficiency in the bakery and proposed kitchen. In this location, we will be able to greatly expand our Wholesale and Catering sectors and offer a menu with higher prices that reflect the quality added. We will also add revenue streams like alcoholic beverages and dinner service on certain days. The various sectors of the business—Retail Bakery/Daytime Quick Service Café, Wholesale Bakery, farm-to-table Dinner Service Restaurant, and Event Catering—are designed to work together to increase sales, maximize efficiency and minimize waste.

Our target customers at Little Red Hen Bakery are community members and tourists that value a high-quality product and a connection to the local community. Our customers value our fast and friendly service, the connection we offer to local agriculture, and our commitment to fresh, scratch-made products made with very high-quality ingredients. These qualities are prioritized in our new business model. As a Retail Bakery/Quick Service Café, we will continue to offer the products that our customers already love, with added items that are made ahead by the bakery staff and finished to order by the front-of-house staff. In retaining a Quick Service model, we can continue to offer the fast service our customers expect from us. As a Wholesale Bakery, we will use one baking team to produce products for both Retail and Wholesale, thereby continuing to offer our customers consistent and high-quality products while streamlining operations. In adding farm-to-table Dinner Service and a liquor license, we are building from our stellar reputation for creating high-quality and delicious fare from local ingredients while providing a connection to our local farmers.

We already have a following as a bakery for our commitment to high-quality customer service and fresh, local and organic fare. By expanding the Retail Bakery to offer Quick Service breakfast and lunch, we continue to be the fastest place in town to get a high-quality breakfast and lunch and the only place to do so that features local farms, organic ingredients, and healthier options like whole grains. Our Catering Operation will offer packages for breakfast, lunch, bakery items, and certain custom dessert items for events. In so doing, we are targeting gatherings like business meetings and events like weddings, for which we have little competition. As a Wholesale Bakery, we don't have local competition, and expanding operations will allow us to be more competitive with the offerings from national distributors like Sysco, US Foods, and Shamrock. As a farm-to-table Dinner Service Restaurant, we will be the highest quality establishment in town, and the only one founded on serving local ingredients. In a town without such options, we will stand out from the crowd.

Between the owner and the six key employees detailed in this business plan, we have experience in front of house/sales management, bakery management, kitchen/restaurant management, back office management including finances, and seven years of experience with this business in particular. Our team of accountants specialize in restaurants and work with the owner in all financial matters, including taxes, payroll, bill pay, invoicing, and financial advisement. Our business consultant brings fifteen years of restaurant ownership and management to the table. We keep an attorney on retainer that helps us with anything that arises, including wage garnishment issues and lease/mortgage negotiations and have a positive and collaborative relationship with our local bank manager and insurance representative.

As Little Red Hen Bakery, we continue to increase our revenue each year. We sold $483,590 in 2019 and $519,309 in 2020. In 2021, the Retail Bakery brought in $623,839, and Wholesale/Events brought in $21,149 for a total of $644,988. As of the end of April 2022, Retail Bakery sales are up 7% over 2021—$183,412 compared with $171,146 in 2021, and Wholesale/Event sales are at $16,850, compared with $4,607 in 2021, a 73% increase. In total sales, Little Red Hen Bakery is up 12% over 2021. Projecting forward for this year, we expect to bring in $722,387 in 2022, with Wholesale/Events making up 10% of sales and Retail making up the remaining 90% of sales. As The Hen: Scratch Bakery + Kitchen, we will open to 7 days a week (instead of 6), add espresso, alcoholic beverages, and dinner service. Based on these factors, our past sales growth and market research, we predict Retail Sales (with the addition of espresso) to grow to $910,207, Wholesale/Events to bring in $101,134, and Dinner Service bringing in an additional $202,268 for a total of $1,213,609. In five years, we project our sales to be $1,821,299. In ten years, we expect to bring in

$2,174,726.

In order to accommodate our growing business and introduce additional revenue streams, we have secured a new location at 143 N F Street. We are now seeking to raise a total of $300,000 to cover buildout, new equipment and starting operating capital. Salida is booming, and we aim to meet demand for our high-quality baked goods while expanding our reach into gaps in the market for Quick Service breakfast and lunch and high-quality Dinner Service. In doing so, we can also maximize the efficiency of each sector of the business and minimize or eliminate wasted food and labor. This expansion is the next step to keep this business growing and increase profitability.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Hen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Hen operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Hen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Hen's core business or the inability to compete successfully against the with other competitors could negatively affect The Hen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Hen's management or vote on and/or influence any managerial decisions regarding The Hen. Furthermore, if the founders or other key personnel of The Hen were to leave The Hen or become unable to work, The Hen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Hen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Hen is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Hen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Hen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Hen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Hen's financial performance or ability to continue to operate. In the event The Hen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Hen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Hen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Hen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Hen will carry some insurance, The Hen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Hen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Hen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Hen's management will coincide: you both want The Hen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Hen to act conservative to make sure they are best equipped to repay the Note obligations, while The Hen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Hen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Hen or management), which is responsible for monitoring The Hen's compliance with the law. The Hen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Hen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Hen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Hen, and the revenue of The Hen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Hen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Hen is a newly established entity and has limited history for prospective investors to consider.

This information is provided by Little Red Hen: Scratch Bakery + Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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